

Mainstem Malt @MainstemMalt · May 7

Put your money where your malt is! Become an #investor in our company and the #craftmalt revolution, and help us #change this world for the better. Mainstem For All is live on @wefunder 💚

Want to learn more? Head here for 5 great reasons to invest: mainstemmalt.com/news/5-reasons…

    